										EXHIBIT 12
MARSHALL & ILSLEY CORPORATION
Computation of Ratio of Earnings to Fixed Charges
($000's)

	Nine Months
	Ended
	September 30,		Years Ended December 31,
Earnings:	2008		2007		2006		2005		2004		2003

(Loss) income from continuing operations before income taxes	$(342,716)		$710,580		$955,149		$864,783		$785,994		$654,774

Fixed charges, excluding interest on deposits	475,054		831,420		671,203		442,234		262,880		249,910

Earnings including fixed charges but excluding interest on deposits	132,338		1,542,000		1,626,352		1,307,017		1,048,874		904,684

Interest on deposits	705,837		1,231,252		1,083,392		562,552		281,271		230,805

Earnings including fixed charges and interest on deposits	$838,175		$2,773,252		$2,709,744		$1,869,569		$1,330,145		$1,135,489

Fixed Charges:
Interest Expense:

Short-term borrowings	$126,207		$236,671		$186,746		$106,220		$61,144		$80,957

Long-term borrowings	341,554		585,025		476,540		329,876		196,160		162,921

One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	7,293		9,724		7,917		6,138		5,576		6,032

Fixed charges excluding interest on deposits	475,054		831,420		671,203		442,234		262,880		249,910

Interest on deposits	705,837		1,231,252		1,083,392		562,552		281,271		230,805

Fixed charges including interest on deposits	$1,180,891		$2,062,672		$1,754,595		$1,004,786		$544,151		$480,715

Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	0.28	x	1.85	x	2.42	x	2.96	x	3.99	x	3.62	x

Including interest on deposits	0.71	x	1.34	x	1.54	x	1.86	x	2.44	x	2.36	x